

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2024

Steven M. Foster
Chief Executive Officer and President
Tenon Medical, Inc.
104 Cooper Court
Los Gatos, CA 95032

> **Re: Tenon Medical, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 14, 2024**
> **File No. 333-281531**

Dear Steven M. Foster:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed August 14, 2024

Use of Proceeds, page 46

1. As this is a best-efforts offering with no minimum investment required, please revise your Use of Proceeds section to include a sensitivity analysis reflecting varying amounts of possible sales (*e.g.*, 25%, 50%, 75%), to supplement the current 100% presentation.

Dilution, page 48

2. As this is a best-efforts offering with no minimum investment required, please also revise your Dilution section to include a sensitivity analysis reflecting varying amounts of possible sales (*e.g.*, 25%, 50%, 75%, 100%) rather than a single presentation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Conlon Danberg at 202-551-4466 or Margaret Sawicki at 202-551-7153 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jeffrey P. Wofford, Esq.